UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

The information and exhibits set forth in this Form 6-K shall be deemed to be incorporated by reference into the prospectus forming a part of Mizuho Financial Group, Inc.’s Registration Statement on Form F-3 (File No. 333-282497) and to be a part of such prospectus from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description

5.1	Opinion of Nagashima Ohno & Tsunematsu

5.2	Opinion of Simpson Thacher & Bartlett LLP

23.1	Consent of Nagashima Ohno & Tsunematsu (included in exhibit 5.1)

23.2	Consent of Simpson Thacher & Bartlett LLP (included in exhibit 5.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 13, 2026

Mizuho Financial Group, Inc.

By:	/s/ Kenya Koshimizu
Name:	Kenya Koshimizu
Title:	Senior Managing Executive Officer / Co-Head of Global Markets Company